April 12, 2019

James Parslow
Chief Financial Officer
Xenetic Biosciences, Inc.
40 Speen Street, Suite 102
Framingham, MA 01701

       Re: Xenetic Biosciences, Inc.
           Registration Statement on Form S-4
           Filed March 29, 2019
           File No. 333-230637

Dear Mr. Parslow:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. Please revise to include the disclosure regarding Hesperix SA required by Item 17(b) of
       Form S-4, including the financial statements, and revise to include the disclosure required by Item 5 of Form S-4, or tell us why you are not required to include this disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 James Parslow
Xenetic Biosciences, Inc.
April 12, 2019
Page 2

        Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie, Legal Branch
Chief, at 202-551-3469 with any questions.



FirstName LastNameJames Parslow                          Sincerely,
Comapany NameXenetic Biosciences, Inc.
                                                         Division of
Corporation Finance
April 12, 2019 Page 2                                    Office of Healthcare &
Insurance
FirstName LastName